UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

CUBIST PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

CUBIST PHARMACEUTICALS, INC.

(Name of Filing Persons (Issuer))

2.50% Convertible Senior Notes due 2017

1.125% Convertible Senior Notes due 2018

 1.875% Convertible Senior Notes due 2020

(Title of Class of Securities)

229678 AD9

229678 AF4

229678 AH0

(CUSIP Number of Class of Securities)

Thomas J. DesRosier

65 Hayden Avenue

Lexington, MA 02421

(781) 860-8660

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Paul M. Kinsella

Thomas Holden

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, MA 02199

Phone:  (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*           A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

Explanatory Note

On December 9, 2014, Cubist Pharmaceuticals, Inc. (the “Company”) mailed certain notices to the trustee and holders of its 2.50% Convertible Senior Notes due 2017 (the “2017 Convertible Notes”), 1.125% Convertible Senior Notes due 2018 (the “2018 Convertible Notes”) and 1.875% Convertible Senior Notes due 2020 (together with the 2017 Convertible Notes and 2018 Convertible Notes, the “Convertible Notes”) as required under each applicable indenture for such Convertible Notes and in connection with the Agreement and Plan of Merger (the “Agreement”) by and among the Company, Merck & Co., Inc., a New Jersey corporation (“Parent”) and Mavec Corporation, a Delaware corporation and wholly-owned subsidiary of Parent.  The notice to the trustee and the holders of the Convertible Notes is attached hereto as Exhibit (a)(5)(a).

If the merger pursuant to the Agreement occurs, a tender offer statement on Schedule TO will be filed with the Securities and Exchange Commission (“SEC”) in connection with the obligation to offer to repurchase the Convertible Notes as a result of the make-whole fundamental change.  The description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The repurchase offer for the Convertible Notes required by the terms of the applicable governing indenture has not commenced. Holders of the Convertible Notes are urged to read the relevant repurchase documents when they become available because they will contain important information that such holders should consider before making any decision regarding exercising their right to have their Convertible Notes repurchased.  Holders of the Convertible Notes can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov, or from Cubist upon written request to the Investor Relations Department, Cubist Pharmaceuticals, Inc., 65 Hayden Avenue, Lexington, MA 02421, telephone number (781) 860-8533 or from Cubist’s website, investors.cubist.com.

Item 12. Exhibits

Exhibit	Description
(a)(5)(a)	Notice to Trustee and Holders of Convertible Notes, dated December 9, 2014.

2

Exhibit Index

Exhibit	Description
(a)(5)(a)	Notice to Trustee and Holders of Convertible Notes, dated December 9, 2014.

3